# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flux Power Holdings, INC., CIK 0001083743
CUSIP: 344057302
Title of class of securities: common stock
Address of issuer's principal executive offices: 2685 S. Melrose Drive, Vista, California (CA), 92081
Date of event which requires filing of this statement: 12/09/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001592613

## Reporting persons
- Formidable Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Ohio (OH); sole voting power 666,571; shared voting power 0; sole dispositive power 666,571; shared dispositive power 2,347,377; aggregate amount beneficially owned 3,013,948 (14.12% of the class)

## Item 1. Issuer
Name of issuer: Flux Power Holdings, INC.
Address of issuer's principal executive offices: 2685 S. Melrose Drive, Vista CA 92081

## Item 2. Person Filing
Name of person filing: Formidable Asset Management, LLC
Address of principal business office or, if none, residence: 221 East Fourth Street, Suite 2700, Cincinnati OH 45202
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,013,948

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Formidable Asset Management, LLC: Jason Wainscott, COO (12/09/2025)